EXHIBIT 99.1

                            TOWER SEMICONDUCTOR LTD.
          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 5, 2004

     Notice is hereby given that the Annual and Special General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Sunday, December 5, 2004, at 11:00 a.m. (Israel time) for the following purposes:

1. To elect six members to the Board of Directors of the Company for the coming year.

2.   To appoint a Chairman of the Board of Directors.

3. To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2004 and for the period commencing January 1, 2005 and until the next annual shareholders meeting, and to further authorize the Audit Committee of the Board of Directors to fix the remuneration of such auditors.

4. To extend the appointment of Mr. Hans Rohrer to an additional three-year term as an Outside and Independent Director.

5. To appoint Ms. Tal Yaron-Eldar to a three-year term as an Outside and Independent Director.

6. To approve an increase in the number of the Company's authorized ordinary shares to 250,000,000 and authorized share capital to NIS 250,000,000 and to amend the Articles of Association to reflect such increase.

7. To approve the modification of the Non-Employee Director Share Option Plan 2001.

8. To approve the designation of up to 210,000 options under the Employee Share Option Plan 2005 as incentive stock options.

9. To receive management's report on the business of the Company for the year ended December 31, 2003, and to transact such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on November 10, 2004, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

                                             By Order of the Board of Directors,

                                             CARMEL VERNIA
                                             Chairman of the Board and CEO
                                             November 10, 2004

                                 PROXY STATEMENT

                            TOWER SEMICONDUCTOR LTD.
                  HAMADA AVENUE, RAMAT GAVRIEL INDUSTRIAL PARK
                                  P.O. BOX 619
                           MIGDAL HAEMEK 23105, ISRAEL

               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 5, 2004


     The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual and Special General Meeting of Shareholders (the "Meeting") to be held on December 5, 2004, or at any adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on November 10, 2004. On that date, we had outstanding and entitled to vote 65,699,796 of our ordinary shares, par value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

     The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about November 10, 2004. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

     Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

     Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Tower Semiconductor Ltd., Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel.

     Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to December 12, 2004 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

     Each of Proposals 1, 2, 3, 6 and 8 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal. Each of Proposals 4 and 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to: (i) the majority of votes cast at the Meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal or (ii) the majority of votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in the Company. Proposal 7 to be presented at the Meeting may require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least: (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes actually cast with respect to such proposal at the Meeting, provided that the total votes cast in opposition to such proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. SHAREHOLDERS ARE REQUESTED TO NOTIFY US WHETHER OR NOT THEY HAVE A PERSONAL INTEREST IN CONNECTION WITH PROPOSAL 7. (PLEASE SEE THE DEFINITION OF THE TERM "PERSONAL INTEREST" BELOW.) IF ANY SHAREHOLDER CASTING A VOTE IN CONNECTION HERETO DOES NOT NOTIFY US WHETHER OR NOT THEY HAVE A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 7, THEIR VOTE WITH RESPECT TO SUCH PROPOSAL WILL BE DISQUALIFIED.

                             PRINCIPAL SHAREHOLDERS


     The following table and notes thereto set forth information, as of October 31, 2004, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 65,699,796 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.



                                                                                             PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP                   AMOUNT OWNED       PERCENT OF CLASS(1)           (DILUTED)(2)
Israel Corporation Technologies (ICTech)
Ltd. ("ICTech") (3) (4)                        15,143,064(5)             22.74                     18.09
SanDisk Corporation(4)                          9,419,724(6)             14.26                     11.25
Alliance Semiconductor Corporation (4)          9,266,137(7)             14.03                     11.07
Macronix International Co. Ltd.(4)              9,070,395(8)             13.74                     10.83
Ontario Teachers' Pension Plan Board
("OTPP")                                        4,350,000(9)              6.49                      5.20


     (1) Assumes the holder's beneficial ownership of all Ordinary Shares that the holder has a right to purchase within 60 days.

     (2) Assumes that all currently outstanding rights to purchase Ordinary Shares have been exercised by all holders.

     (3) On January 31, 2001, Israel Corp. transferred all its beneficial ownership of shares of Tower to ICTech.

     (4) Pursuant to a shareholders agreement among Israel Corp., Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd., each of ICTech, Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over 63.46% of the outstanding shares of Tower.

     (5) Based on information provided by ICTech, represents 14,260,504 shares currently owned by ICTech, and 882,560 shares issuable upon the exercise of currently exercisable warrants.

     (6) Based on information provided by SanDisk, represents 9,059,412 shares currently owned by SanDisk, and 360,312 shares issuable upon the exercise of currently exercisable warrants.

     (7) Based upon information provided by Alliance, represents 8,908,390 shares currently owned by Alliance, and 357,747 shares issuable upon the exercise of currently exercisable warrants.

     (8) Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix, and 297,000 shares issuable upon the exercise of currently exercisable warrants.

     (9) Based on information provided by OTPP, represents 3,000,000 shares currently owned by OTPP and 1,350,000 shares issuable upon the exercise of currently exercisable warrants issued pursuant to a Share Purchase Agreement dated July 23, 2002.

           MATTERS RELATING TO THE ANNUAL AND SPECIAL GENERAL MEETING

     At the Meeting, the shareholders will be asked to vote on the following proposals:

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS


     Our Board of Directors is comprised of eight members, six of whom are elected to the Board of Directors until our next annual meeting, and two of whom are Outside and Independent Directors who are appointed by our shareholders for fixed terms. The Board of Directors has nominated the six current directors named below for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

     If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.


     Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:


     CARMEL VERNIA, age 51, has served as Chairman of the Board and CEO since June 1, 2003. From 2000 to 2002, Mr. Vernia served as Chief Scientist in the Government of Israel's Ministry of Industry and Trade. In that position, he was responsible for setting the government's research and development policy and managing a budget dedicated to the growth of Israel's high-tech industry. Previous to that, he spent 16 years with Comverse Technology in various positions, culminating with his appointment to the dual positions of chief operating officer of Comverse and CEO of Comverse Infosys, a subsidiary of Comverse that has since become Verint Systems. Mr. Vernia earned a master's degree in electrical and computer engineering from the University of California, Davis, and a bachelor's degree in electrical engineering from the Technion - Israel Institute of Technology.


     IDAN OFER, age 49, has served as a director since June 1999 and served as Chairman of the Board from January 2000 through May 2003. Mr. Ofer serves on the Stock Option and Compensation Committee. Mr. Ofer has served as Chairman of the Board of Directors of Israel Corp., which wholly owns one of our current principal shareholders, since April 1999. Mr. Ofer also serves as a director of several public company subsidiaries of Israel Corp. In addition to his positions within Israel Corp., Mr. Ofer currently serves as a director of several companies engaged in venture capital and energy projects.

     EHUD HILLMAN, age 51, served as a director from October 1996 through August 1999 and was reappointed to the Board in January 2000. In January 2001, Mr. Hillman was appointed as the Vice Chairman of the Board. Mr. Hillman serves on the Tender Committee. Since February 2004 Mr. Hillman has served as a member of the Board of Directors of ZIM Israel Navigation Company and since March 2001, Mr. Hillman has served as President and Chief Executive Officer of ICTech, the holding company of Israel Corp. that is one of our current principal shareholders. Mr. Hillman served as Chief Financial Officer of Israel Corp. from September 1996 to 1997 and as Executive Vice President and Chief Financial Officer of Israel Corp. from May 1997 to 2001. Mr. Hillman served as a director of several subsidiaries of Israel Corp., including Israel Chemicals Ltd., ZIM Israel Navigation Company and others. Prior thereto, Mr. Hillman was Vice President and Controller of Clal Industries Ltd. and a director of several companies in the Clal Group.


     DR. ELI HARARI, age 59, has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari, the founder of SanDisk Corporation, has served as President and Chief Executive Officer and as a director of SanDisk since 1988. In 1983, Dr. Harari founded Wafer Scale Integration (WSI), a semiconductor company acquired by ST Microlectronics in 2000, serving as WSI's President and Chief Executive Officer from 1983 to 1986 and as Chairman and Chief Technical Officer from 1986 to 1988.

     MIIN WU, age 55, has served as a director since January 2001. Mr. Wu currently serves as President, Chief Executive Officer and an Executive Director of Macronix International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from National Cheng-Kung University in Taiwan as well as an M.S. in Material Science & Engineering from Stanford University.

     N. DAMODARY REDDY, age 66, has served as a director since January 2001. Mr. Reddy serves on the Audit Committee. Mr. Reddy is the co-founder of Alliance Semiconductor Corporation and has served as its Chairman of the Board, Chief Executive Officer and President from its inception in February 1985. Mr. Reddy also served as the Chief Financial Officer of Alliance Semiconductor from June 1998 until January 1999 and from May 2001 until April 2002. From September 1983 to February 1985, Mr. Reddy served as President and Chief Executive Officer of Modular Semiconductor, Inc., and from 1980 to 1983, he served as manager of Advanced CMOS Technology Development at Synertek, Inc., a subsidiary of Honeywell, Inc. Prior to that time, Mr. Reddy held various research and development and management positions at Four Phase Systems, a subsidiary of Motorola, Inc., Fairchild Semiconductor and RCA Technology Center. Mr. Reddy holds an MS degree in Electrical Engineering from North Dakota State University and an MBA from Santa Clara University.

     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:


     "RESOLVED THAT MR. CARMEL VERNIA, MR. IDAN OFER, MR. EHUD HILLMAN, DR. ELI HARARI, MR. MIIN WU AND MR. N.D. REDDY ARE HEREBY ELECTED TO SERVE AS MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED."

     The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

                                 PROPOSAL NO. 2

            PROPOSAL TO APPOINT A CHAIRMAN OF THE BOARD OF DIRECTORS


     Pursuant to a provision of our Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. In May 2003, our shareholders approved the appointment of Mr. Carmel Vernia as both the Chairman of our Board of Directors, in addition to his service as our chief executive officer, effective June 1, 2003. The Board of Directors has nominated Mr. Vernia, who remains our chief executive officer, to continue to also serve as the Chairman of our Board of Directors until the next annual meeting of the shareholders, and believes that such appointment is appropriate and in the best interests of the Company and its shareholders.

     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

     "RESOLVED THAT THE REAPPOINTMENT OF MR. CARMEL VERNIA AS THE CHAIRMAN OF THE BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS OR UNTIL HIS SUCCESSOR SHALL BE DULY APPOINTED AND QUALIFIED IS HEREBY APPROVED."

     The reappointment of Mr. Carmel Vernia as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE REAPPOINTMENT OF MR. CARMEL VERNIA AS THE CHAIRMAN OF THE BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING.


                                 PROPOSAL NO. 3

                       PROPOSAL TO APPROVE THE APPOINTMENT
                        OF INDEPENDENT PUBLIC ACCOUNTANT


     The Audit Committee of the Board of Directors has authorized the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent public accountant for the year ending December 31, 2004 and for the period commencing January 1, 2005 and until the next annual shareholders meeting. The Audit Committee of our Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

     A representative of Brightman Almagor & Co. will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Brightman Almagor & Co. for its year 2003 audit and non-audit services shall be reported to our shareholders at the Meeting.


     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:


     "RESOLVED THAT THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. (A MEMBER OF DELOITTE TOUCHE TOHMATSU INTERNATIONAL) AS THE INDEPENDENT PUBLIC ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2004 AND FOR THE PERIOD COMMENCING JANUARY 1, 2005 AND UNTIL THE NEXT ANNUAL SHAREHOLDERS MEETING, AND THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES, IS HEREBY APPROVED."


     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to fix such auditors' remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT PUBLIC ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2004 AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX SUCH AUDITORS' REMUNERATION.


                                 PROPOSAL NO. 4

              PROPOSAL TO EXTEND THE APPOINTMENT OF AN OUTSIDE AND
             INDEPENDENT DIRECTOR TO AN ADDITIONAL THREE-YEAR TERM


     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two Outside and Independent Directors. No person may be appointed as an Outside and Independent Director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on, or within the two years preceding, the date of the person's appointment to serve as an Outside and Independent Director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis; control of the company; and service as an office holder.

     No person may serve as an Outside and Independent Director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an independent director or may otherwise interfere with the person's ability to serve as an Outside and Independent Director.

     The initial term of an Outside and Independent Director is three years and may be extended for one additional three-year period. Outside and Independent Directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the Outside and Independent Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In general, each committee of a company's board of directors must include at least one Outside and Independent Director and all Outside and Independent Directors must be members of the company's audit committee.

     Mr. Hans Rohrer was appointed as an Outside and Independent Director in April 2002 for a three-year term that expires in April 2005; certain information concerning Mr. Rohrer is set forth below:

     HANS ROHRER, age 54, has been a director and member of the Audit Committee since April 2002. Since May 2002, Mr. Rohrer serves as President and Chief Executive Officer of Acuid Corporation. From 1999 to 2002, Mr. Rohrer served as President of Taiwan Semiconductor Manufacturing Company-Europe (TSMC-Europe). Mr. Rohrer has held various engineering, marketing, sales and general management positions, including Vice President and General Manager, Europe, with National Semiconductor between 1980 and 1998. Mr. Rohrer started his career in the semiconductor industry with Texas Instruments.

     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

     "RESOLVED TO ELECT MR. HANS ROHRER TO AN ADDITIONAL THREE-YEAR TERM AS AN OUTSIDE AND INDEPENDENT DIRECTOR COMMENCING APRIL 21, 2005 AND TO SERVE UNTIL THE END OF SUCH TERM OR UNTIL HIS RESPECTIVE SUCCESSOR IS DULY ELECTED AND SHALL QUALIFY."

     The election of Mr. Hans Rohrer as an Outside and Independent Director of the Company requires approval by (i) the majority of votes cast at the Meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the Proposal or (ii) the majority of votes cast on the Proposal at the Meeting, provided that the total votes cast in opposition to the Proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE APPOINTMENT OF MR. HANS ROHRER AS AN OUTSIDE AND INDEPENDENT DIRECTOR FOR AN ADDITIONAL THREE-YEAR TERM.

                                 PROPOSAL NO. 5

         PROPOSAL TO APPOINT AN OUTSIDE AND INDEPENDENT DIRECTOR TO THE
            BOARD OF DIRECTORS OF THE COMPANY FOR A THREE-YEAR TERM


     The Company's Board of Directors has nominated Ms. Tal Yaron-Eldar for election as an Outside and Independent Director to fill the vacancy created by the expiration of the term of Ms. Zahava Simon to serve for a period of three years and until her respective successor is duly elected and shall qualify. Set forth below is certain information concerning Ms. Tal Yaron-Eldar:

     TAL YARON-ELDAR, age 41, served as Israel's Income Tax and Property Commissioner from 2002 to 2004. Between 1998 and 2001, Ms. Yaron-Eldar served as the Chief Legal Advisor to the Customs and V.A.T. Department of the Israel Tax Authority. During the preceding ten years, Ms. Yaron-Eldar served in various positions with Israel's Income Tax and Real Property Tax Commission, including Senior Head of its legal department and Deputy Chief Legal Advisor. Ms. Yaron-Eldar holds a master's degree in business and a bachelor's degree in law from Tel-Aviv University and is a member of the Israeli Bar Association.

     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

     "RESOLVED TO ELECT MS. TAL YARON-ELDAR AS AN OUTSIDE AND INDEPENDENT DIRECTOR OF THE COMPANY FOR A THREE-YEAR TERM COMMENCING JANUARY 1, 2005 AND UNTIL HER RESPECTIVE SUCCESSOR IS DULY ELECTED AND SHALL QUALIFY."

     The election of Ms. Tal Yaron-Eldar as an Outside and Independent Director of the Company requires approval by (i) the majority of votes cast at the Meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal or
(ii) the majority of votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE APPOINTMENT OF MS. TAL YARON-ELDAR AS AN OUTSIDE AND INDEPENDENT DIRECTOR FOR A THREE-YEAR TERM.

                                 PROPOSAL NO. 6

                     PROPOSAL TO INCREASE THE NUMBER OF THE
                      COMPANY'S AUTHORIZED ORDINARY SHARES


     To ensure the availability of a sufficient number of authorized shares for issuance in connection with the anticipated raising of additional capital for the Fab 2 project, the Board of Directors of the Company has approved the increase its authorized share capital from 150,000,000 shares, NIS 1.00 per share, to 250,000,000, NIS 1.00 per share.

     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

     "RESOLVED TO INCREASE THE NUMBER OF THE COMPANY'S AUTHORIZED ORDINARY SHARES TO 250,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 250,000,000 AND TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT SUCH INCREASE."


     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of Proposal 6 approving an increase in the Company's authorized share capital.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF AN INCREASE IN THE COMPANY'S AUTHORIZED ORDINARY SHARES TO 250,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 250,000,000.




                                 PROPOSAL NO. 7

                 PROPOSAL TO MODIFY THE COMPANY'S NON-EMPLOYEE
                        DIRECTOR SHARE OPTION PLAN 2001



     In light of the Board of Directors belief that options to purchase shares of the Company can and should be an important component of director compensation, the Board of Directors recommended in 2001 that the shareholders approve the Non-Employee Director Share Option Plan 2001 (the "2001 Plan"). In August 2001, the shareholders of the Company approved the 2001 Plan. The 2001 Plan provides for the grant of options to each eligible director to purchase up to 40,000 Ordinary Shares, and an aggregate of up to 400,000 Ordinary Shares of the Company. All directors of the Company, other than directors who are employed as officers of the Company, are eligible to receive options under the 2001 Plan. As of October 31, 2004, 270,000 options that were granted under the 2001 Plan may be exercised.

     Pursuant to the original terms of the 2001 Plan, options granted under the 2001 Plan may be exercised for a period of five years from the later of the date the options first became exercisable or the termination of the lock-up period which may be required by the Israeli tax authorities. Pursuant to such original terms, upon termination of an eligible director's service as a director, other than by reason of the eligible director's death or disability, all unvested options immediately expire and all vested options as of the date of termination expire 90 days thereafter.

     On September 21, 2004, the Board of Directors resolved to approve the extension of the exercise period for options granted under the 2001 Plan to a period of up to ten years from the earlier of the date the options were granted or the termination of the lock-up period which may be required by the Israeli tax authorities. The Board of Directors also approved the modification of the terms of all options granted under the 2001 Plan to provide that all vested options as of the date of termination of an eligible director's service as a director will expire three years after the date of termination, other than by reason of the eligible director's death or disability.


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


     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

     "RESOLVED TO APPROVE THE AMENDMENT OF THE NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN 2001 SUCH THAT OPTIONS WHICH VEST UNDER THE PLAN SHALL EXPIRE AT THE EARLIER OF (I) 10 YEARS FROM THE DATE OF THE GRANT OR (II) THREE YEARS AFTER THE TERMINATION OF SERVICE."

     This Proposal 7 may be subject to special approval provisions of the Companies Law which require that the proposal be approved by (i) the majority of the votes cast at the Meeting including at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company.

     EACH SHAREHOLDER VOTING AT THE MEETING OR PRIOR THERETO BY MEANS OF THE ACCOMPANYING PROXY CARD IS REQUESTED TO NOTIFY US IF HE OR SHE HAS A PERSONAL INTEREST IN CONNECTION WITH THIS PROPOSAL 7 AS A CONDITION FOR HIS OR HER VOTE TO BE COUNTED WITH RESPECT TO THIS PROPOSAL 7. IF ANY SHAREHOLDER CASTING A VOTE IN CONNECTION HERETO DOES NOT NOTIFY US IF HE OR SHE HAS A PERSONAL INTEREST WITH RESPECT TO THIS PROPOSAL 7, HIS OR HER VOTE WITH RESPECT TO THIS PROPOSAL 7 WILL BE DISQUALIFIED. FOR THIS PURPOSE, "PERSONAL INTEREST" IS DEFINED AS: (1) A SHAREHOLDER'S PERSONAL INTEREST IN THE APPROVAL OF AN ACT OR A TRANSACTION OF THE COMPANY, INCLUDING (I) THE PERSONAL INTEREST OF HIS OR HER RELATIVE (WHICH INCLUDES FOR THESE PURPOSES ANY MEMBERS OF HIS/HER IMMEDIATE FAMILY OR THE SPOUSES OF ANY SUCH MEMBERS OF HIS OR HER IMMEDIATE FAMILY); AND (II) A PERSONAL INTEREST OF A BODY CORPORATE IN WHICH A SHAREHOLDER OR ANY OF HIS/HER AFOREMENTIONED RELATIVES SERVES AS A DIRECTOR OR THE CHIEF EXECUTIVE OFFICER, OWNS AT LEAST 5% OF ITS ISSUED SHARE CAPITAL OR ITS VOTING RIGHTS OR HAS THE RIGHT TO APPOINT A DIRECTOR OR CHIEF EXECUTIVE OFFICER, BUT (2) EXCLUDING A PERSONAL INTEREST ARISING SOLELY FROM THE FACT OF HOLDING SHARES IN THE COMPANY OR IN A BODY CORPORATE.


                                 PROPOSAL NO. 8

               PROPOSAL TO APPROVE 210,000 OPTIONS UNDER THE 2005
            EMPLOYEE SHARE OPTION PLAN TO BE GRANTED AS ISO OPTIONS

     In 2000, our Board of Directors and shareholders approved our 2000/2 Employee Share Option Plan (the "2000 Plan"). The 2000 Plan included an "evergreen" provision which provided that if the maximum number of our unvested options and the maximum number of our undistributed options are both no more than 12% of our outstanding shares, the option pool available for grants under the plan will be increased by 3.6% of our outstanding share capital at the beginning of each of 2001, 2002, 2003, 2004 and 2005. For administrative ease, annual increases to the option pool available pursuant to the 2000 Plan are allocated to and granted under separate plans each year. Accordingly, we have established a 2005 Employee Share Option Plan (the "2005 Plan"). The 2005 Plan was approved by our shareholders in 2004. Options granted under the 2005 Plan may be granted under Section 102 of the Israeli Income Tax Ordinance, as Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code") or as Non-qualified Stock Options under the Code.


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


     Under the Plan as originally adopted the number of options that may be granted as ISO's was not specified. Under recently adopted regulations, in order to qualify for ISO treatment, the 2005 Plan must specify the maximum number that may be granted as ISO's under the 2005 Plan. The Board of Directors has amended the 2005 Plan to provide that the total number of ISO Options that may be granted is 210,000.

     The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

     "RESOLVED THAT THE AMENDMENT TO THE 2005 EMPLOYEE SHARE OPTION PLAN TO ALLOW THE GRANT OF UP TO 210,000 OPTIONS AS INCENTIVE STOCK OPTIONS IS HEREBY APPROVED."

     The approval of the amendment of the 2005 Employee Share Option Plan to specify the number which may be granted as ISO Stock Options requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.


     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE 2005 EMPLOYEE SHARE OPTION PLAN TO SPECIFY THE NUMBER WHICH MAY BE GRANTED AS ISO STOCK OPTIONS.



          REVIEW OF THE COMPANY'S BALANCE SHEET AS OF DECEMBER 31, 2003 AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED



     At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2003 and the Consolidated Statement of Income for the year then ended.


                             ADDITIONAL INFORMATION

     FOREIGN PRIVATE ISSUER. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA, and the offices of the Israel Securities Authority at 22 Kanfei Nesharim Street, Jerusalem Israel, and the offices of the Tel Aviv Stock Exchange at 54 Ahad Ha'am Street, Tel Aviv Israel. All documents which we file on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. All documents which we file on the Israel Securities Authority's MAGNA system are available for retrieval on its website at https://magna.isa.gov.il.


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


     As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

     ISA EXEMPTION. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel.


                                             By Order of the Board of Directors,

                                             CARMEL VERNIA
                                             Chairman of the Board and CEO
                                             Migdal Haemek, Israel
                                             November 10, 2004


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